

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 17, 2009

Mr. Carlos Jose Fadigas de Souza Filho
Braskem S.A.
Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

> **RE:** **Braskem S.A.**
> **Form 20-F**
> **Filed June 30, 2008**
> **File #1-14862**

Dear Mr. Fadigas:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief